UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 4, 2005

Commission File Number 1-32591

SEASPAN CORPORATION
(Exact name of Registrant as specified in its Charter)

Room 503, 5/F, Lucky Commercial Center
103 Des Voeux Road West
Hong Kong
China
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F	__X__	Form 40-F	_____

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).]

Yes	______	No	__X__

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).]

Yes	______	No	__X__

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	______	No	__X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Seaspan Corporation, dated November 4, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: November 4, 2005	By:	/s/ Kevin M. Kennedy
Kevin M. Kennedy
Chief Financial Officer

Exhibit I

Seaspan Corporation
Room 503, 5/F, Lucky Commercial Center
103 Des Voeux Road West
Hong Kong, China

c/o 2600 - 200 Granville Street
Vancouver, BC
Canada V6C 1S4
Tel: 604-482-8777
Fax: 604-648-9782
www.seaspancorp.com

FOR IMMEDIATE RELEASE

SEASPAN ANNOUNCES CONFERENCE CALL AND WEBCAST
TO DISCUSS RESULTS FOR THE PERIOD ENDING SEPTEMBER 30, 2005

Hong Kong, China, November 4, 2005 - Seaspan Corporation (NYSE: SSW) plans to release its financial results for the period ending September 30, 2005, on Wednesday, November 9, 2005 after market close.

Seaspan plans to host a conference call for all shareholders and interested parties immediately following the release at 2:00 p.m. Pacific Time (5:00 p.m. Eastern Time) to discuss the results.

Conference Call and Webcast Information:

Date of Conference Call:	Wednesday, November 9, 2005
Scheduled Time:	2:00 p.m. PT / 5:00 p.m. ET / 4:00 p.m. CT / 3:00 p.m. MT
Participant Toll Free Dial In #:	1-800-361-0912
International Dial In #:	1-913-981-5559
Webcast:	http://ssw.client.shareholder.com/eventdetail.cfm?eventid=22480

To access the live webcast of the conference call go to www.seaspancorp.com and click on “Investor Relations” then “Events Calendar” for the link; or go directly to http://ssw.client.shareholder.com/eventdetail.cfm?eventid=22480. The webcast will be archived on the site for one year.

A replay of the conference call will also be available from 8:00 p.m. ET through 11:59 p.m. ET Tuesday, November 22nd. The replay telephone numbers are: 1-888-203-1112 or 1-719-457-0820 and the replay passcode is: 8141824.

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About Seaspan

Seaspan owns containerships and charters them pursuant to long-term fixed-rate charters. Seaspan currently owns a fleet of 13 containerships consisting of eleven 4250 TEU vessels and two 8500 TEU vessels. Over approximately the next 22 months, Seaspan will acquire 10 additional vessels consisting of eight 4250 TEU vessels and two 9600 TEU vessels.

For Investor Relations and Media Inquiries:

Mr. Kevin M. Kennedy
Chief Financial Officer
Seaspan Corporation
Tel. 604-482-8777

Nina Devlin / Erin Moore
Brunswick Group LLP
Tel. 212-333-3810

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